UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share;

Series B Liberty Capital common stock, par value $.01 per share;

Series A Liberty Interactive common stock, par value $.01 per share;

Series B Liberty Interactive common stock, par value $.01 per share;

Series A Liberty Entertainment common stock, par value $.01 per share; and

Series B Liberty Entertainment common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 53071M302;

Series B Liberty Capital common stock: 53071M401;

Series A Liberty Interactive common stock: 53071M104;

Series B Liberty Interactive common stock: 53071M203;

Series A Liberty Entertainment common stock: 53071M500; and

Series B Liberty Entertainment common stock: 53071M609

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M302 (LCAPA) 53071M401 (LCAPB) 53071M104 (LINTA) 53071M203 (LINTB) 53071M500 (LMDIA) 53071M609 (LMDIB)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

Liberty Capital Series A common stock:
Liberty Capital Series B common stock:
Liberty Interactive Series A common stock:
Liberty Interactive Series B common stock:
Liberty Entertainment Series A common stock:
Liberty Entertainment Series B common stock:

2,838,592 shares(1), (2), (3), (4), (5)
6,039,021 shares(1), (4), (6)
4,249,694 shares(1), (2), (3), (4), (5)
30,120,115 shares(1), (4), (6)
3,275,924 shares(1), (2), (3), (4), (5), (10)
24,096,084 shares(1), (4), (6), (10)

	8.	Shared Voting Power

Liberty Capital Series A common stock:
Liberty Capital Series B common stock:
Liberty Interactive Series A common stock:
Liberty Interactive Series B common stock:
Liberty Entertainment Series A common stock:
Liberty Entertainment Series B common stock:

25,700 shares(7) 91,789 shares(6), (7) 128,500 shares(7) 458,946 shares(6), (7) 102,800 shares(7), (10) 367,156 shares(6), (7), (10)

	9.	Sole Dispositive Power

Liberty Capital Series A common stock:
Liberty Capital Series B common stock:
Liberty Interactive Series A common stock:
Liberty Interactive Series B common stock:
Liberty Entertainment Series A common stock:
Liberty Entertainment Series B common stock:

2,838,592 shares(1), (2), (3), (4), (5)
6,039,021 shares(1), (4), (6)
4,249,694 shares(1), (2), (3), (4), (5)
30,120,115 shares(1), (4), (6)
3,275,924 shares(1), (2), (3), (4), (5), (10)
24,096,084 shares(1), (4), (6), (10)

	10.	Shared Dispositive Power

Liberty Capital Series A common stock:
Liberty Capital Series B common stock:
Liberty Interactive Series A common stock:
Liberty Interactive Series B common stock:
Liberty Entertainment Series A common stock:
Liberty Entertainment Series B common stock:

25,700 shares(7) 91,789 shares(6), (7) 128,500 shares(7) 458,946 shares(6), (7) 102,800 shares(7), (10) 367,156 shares(6), (7), (10)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Liberty Capital Series A common stock:
Liberty Capital Series B common stock:
Liberty Interactive Series A common stock:
Liberty Interactive Series B common stock:
Liberty Entertainment Series A common stock:
Liberty Entertainment Series B common stock:

2,864,292 shares(1), (2), (3), (4), (5), (7)
6,130,810 shares(1), (4), (6), (7)
4,378,194 shares(1), (2), (3), (4), (5), (7)
30,579,061 shares(1), (4), (6), (7)
3,378,724 shares(1), (2), (3), (4), (5), (7), (10)
24,463,240 shares(1), (4), (6), (7), (10)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

Liberty Capital Series A common stock:
Liberty Capital Series B common stock:
Liberty Interactive Series A common stock:
Liberty Interactive Series B common stock:
Liberty Entertainment Series A common stock:
Liberty Entertainment Series B common stock:

3.2%(8), (9) 92.9%(8), (9) Less than 1%(8), (9) 93.5%(8), (9) Less than 1%(8), (9) 92.8%(8), (9)

14.	Type of Reporting Person (See Instructions) IN

(1)        Includes 75,252 LCAPA shares, 170,471 LCAPB shares, 376,260 LINTA shares, 852,358 LINTB shares, 301,008 LMDIA shares and 681,884 LMDIB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2)        Includes 681 LCAPA shares, 7,625 LINTA shares and 1,319 LMDIA shares held by the Liberty Media 401(k) savings plan for the benefit of Mr. Malone, and includes 165 LCAPA shares, 1,000,825 LINTA shares and 660 LMDIA shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(3)        Includes 2,112 restricted LCAPA shares, 4,848 restricted LINTA shares and 274,658 restricted LMDIA shares, none of which are vested or will vest within sixty days of July 31, 2009.

(4)        Includes 115,337 LCAPA shares, 574,270 LCAPB shares, 520,200 LINTA shares, 3,321,351 LINTB shares, 508,629 LMDIA shares and 2,657,080 LMDIB shares that may be acquired upon exercise of stock options exercisable within 60 days after July 31, 2009.  Mr. Malone has the right to convert the options to purchase LCAPB, LINTB shares and LMDIB shares into options to purchase LCAPA, LINTA shares and LMDIA shares, respectively.

(5)        Includes 2,644,407 LCAPA shares, 2,603,425 LINTA shares and 2,187,098 LMDIA shares pledged to Fidelity Brokerage Services, LLC

(“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone.

(6)        In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of TCI, TCI entered into a call agreement with Mr. Malone and Mr. Malone’s wife.  In connection with the acquisition by AT&T Corp. (“AT&T”) of TCI, TCI assigned to Liberty Media LLC its rights under this call agreement.  The Issuer succeeded to these rights in the restructuring.  As a result, the Issuer has the right, under certain circumstances, to acquire LCAPB shares, LINTB shares and LMDIB shares owned by the Malones.  The call agreement also prohibits the Malones from disposing of their LCAPB shares, LINTB shares and LMDIB shares, except for certain exempt transfers (such as transfers to related parties or public sales of up to an aggregate of 5% of their shares of LCAPB, LINTB or LMDIB after conversion to shares of LCAPA, LINTA or LMDIA, respectively) and except for a transfer made in compliance with the Issuer’s call rights.

(7)        Includes 25,700 LCAPA shares, 91,789 LCAPB shares, 128,500 LINTA shares, 458,946 LINTB shares, 102,800 LMDIA shares and 367,156 LMDIB shares held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute assets held by the trusts.  Mr. Malone disclaims beneficial ownership of the shares held by the trusts.

(8)        Based upon the following number of shares outstanding as of July 31, 2009 based on information provided by the Issuer: (i) 89,867,563 LCAPA shares, (ii) 6,024,724 LCAPB shares, (iii) 566,715,847 LINTA shares, (iv) 29,393,683 LINTB shares, (v) 495,026,383 LMDIA shares and (vi) 23,697,987 LMDIB shares.

(9)        At the option of the holder, each share of LCAPB is convertible into one share of LCAPA, each share of LINTB is convertible into one share of LINTA and each share of LMDIB is convertible into one share of LMDIA.  Each share of LCAPB, LINTB and LMDIB is entitled to 10 votes, whereas each share of LCAPA, LINTA and LMDIA is entitled to one vote.  Accordingly, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 34.4% of the voting power with respect to a general election of directors of the Issuer, based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

(10)      Pursuant to the Voting and Rights of First Refusal Agreement described in Item 4 below, Mr. Malone agreed to, among other things, certain voting and transfer restrictions with respect to the shares of Liberty Entertainment common stock beneficially owned by him.  See Item 4.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Report on Schedule 13D relates to the common stock, par value $.01 per share, of Liberty Media Corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Dr. Malone on July 18, 2008 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

The purpose of this Amendment is to report that on May 3, 2009, the Reporting Person, his spouse and certain trusts for the benefit of his children (together, the “Malones”) entered into a voting and right of first refusal agreement in connection with an agreement and plan of merger that imposes certain voting and other limitations on the shares of Common Stock of the Issuer beneficially owned by the Malones.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and supplemented by adding the following information: The information contained under Item 4 below is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

On May 3, 2009, the Issuer and Liberty Entertainment, Inc., a wholly owned subsidiary of the Issuer (“LEI”), entered into an Agreement and Plan of Merger with The DIRECTV Group, Inc. (“DTVG”) and the other parties named therein, as amended on July 29, 2009 (the “Merger Agreement”), pursuant to which, after the Issuer completes the split-off of LEI (the “Split-off”), LEI and DTVG will combine under a new parent company named DIRECTV, which is referred to as “Holdings”.  Upon completion by the Issuer of the Split-off, LEI will own certain assets and liabilities currently attributed to the Liberty Entertainment group tracking stock.  LEI will be comprised of: (i) all of the shares of common stock, par value $.01 per share, of DTVG beneficially owned by the Issuer, (ii) Liberty Sports Holdings, which owns three regional sports networks, (iii) a 65% interest in Game Show Network, LLC which in turn owns 100% of FUN Technologies ULC (formerly known as FUN Technologies Inc.), (iv) approximately $30 million in cash, (v) approximately $2 billion in debt and (vi) a revolving credit facility from the Issuer providing for an aggregate principal amount of loans at any time outstanding of up to $300 million.

The Merger Agreement provides that LEI and DTVG will each separately merge with separate subsidiaries of Holdings, an entity recently formed by DTVG in order to effect these transactions.  As a result of the mergers, Holdings will become the new public parent company of DTVG and LEI.  Holdings will issue two classes of stock: Class A, which will be publicly listed and will entitle each holder of such shares to one vote per share, and Class B, which will not be publicly listed and which will entitle each holder of such shares to 15 votes per share.  The holders of the common stock of DTVG will be entitled to receive one share of Holdings Class A common stock for each share of DTVG common stock held.  The holders of LEI Series A common stock will be entitled to receive 1.11111 shares of Holdings Class A common stock for each share of LEI Series A common stock held by them (as adjusted pursuant to the Merger Agreement) and the holders of LEI B common stock (other than the Malones) will be entitled to receive 1.11111 shares of Holdings Class A common stock for each share of LEI Series B common stock held by them (as adjusted pursuant to the Merger Agreement).

Pursuant to a Voting and Right of First Refusal Agreement dated as of May 3, 2009, as amended on July 29, 2009, among the Malones, LEI, DTVG and DIRECTV (the “Malone Agreement”), the Malones will receive 1.11111 shares of DIRECTV Class B common stock for each share of LEI Series B common stock held by them (as adjusted pursuant to the Merger Agreement).

Under the terms of the Malone Agreement, the Malones also agreed to, among other things:

•      vote their shares of Liberty Entertainment common stock as well as any shares of Liberty Entertainment common stock acquired by them after May 3, 2009 in favor of the Split-Off, against any alternative LEI takeover proposal and against any action or agreement that would reasonably be expected to prevent, prohibit or materially delay the consummation of the Split-Off or the mergers;

•      limit their voting rights, only with respect to their shares of Holdings Class B common stock, to 24% of the total voting power of Holdings common stock (with any voting power attributable to such shares in excess of 24% to be voted on a pro rata basis in the same manner as the votes of the non-Malone stockholders of Holdings);

•      not acquire any additional shares or take certain actions with respect to such acquisitions (with certain exceptions) of Liberty Entertainment common stock (only until the Split-Off), LEI common stock (until the first to occur of the effective time of the mergers, the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof) or Holdings common stock (until the day after the first anniversary of the Split-Off or the earlier termination of the Malone Agreement in accordance with the terms thereof);

•      restrictions on transfer and certain actions with respect to a transfer of certain shares of Liberty Entertainment Series A common stock and all of their shares of Liberty Entertainment Series B common stock (only until the Split-Off) as well as certain shares of LEI Series A common stock and all of their shares of LEI Series B common stock (until the first to occur of the effective time of the mergers, the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof) and certain shares of Holdings Class A common stock and all of their shares of Holdings Class B common stock (until the day after the first anniversary of the Split-Off or the earlier termination of the Malone Agreement in accordance with the terms thereof);

•      grant to Holdings a right of first refusal with respect to certain transfers of the Malones’ shares of Holdings Class B common stock; and

•      that the LEI Series B options held by the Malones immediately prior to the mergers will be adjusted as a result of the mergers into options exercisable for shares of Holdings Class A common stock.

In the Malone Agreement, the Malones also agreed to be bound by certain redemption and other provisions in the Holdings charter, which generally provides that, upon the death of Mr. Malone, Holdings will have the right to redeem the outstanding shares of Holdings Class B common stock held by the Malones (and certain other holders) at a price equal to 110% of the market value of the Holdings Class A common stock at such time.

The Malone Agreement will terminate automatically upon termination of the Merger Agreement in accordance with its terms, and for certain other specified reasons after completion of the Mergers.

The above discussion of the terms of the Malone Agreement is qualified in its entirety by reference to the full text of the Malone Agreement, as amended, which is incorporated as Exhibits 7(d) and (e) to this Amendment and incorporated into this Item 4 by reference.

Subject to the foregoing with respect to shares of Liberty Entertainment common stock beneficially owned by Mr. Malone, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock of any class or series in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Schedule 13D or as has been publicly announced by the Issuer, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented to add the following information:

(a)      Mr. Malone beneficially owns (without giving effect to the conversion of LCAPB, LINTB or LMDIB shares into LCAPA, LINTA or LMDIA shares, as applicable, or the conversion of options to acquire LCAPB, LINTB or LMDIB shares into options to acquire LCAPA, LINTA or LMDIA shares, as applicable) (i) 2,864,292 LCAPA shares (including (w) 75,252 shares held by his wife as to which he disclaims beneficial ownership, (x) 115,337 shares that may be acquired within 60 days of July 31, 2009 pursuant to stock options, (y) 2,112 restricted shares, none of which are vested or will vest within sixty days of July 31, 2009, and (z) 25,700 shares held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children, and in which Mr. Malone has no pecuniary interest and has disclaimed beneficial ownership of, but over which Mr. Malone retains the right to substitute assets held by the Trusts), which represent approximately 3.2% of the outstanding LCAPA shares; (ii) 6,130,810 LCAPB shares (including (x) 170,471 shares held by his wife as to which he disclaims beneficial ownership, (y) 574,270 shares that maybe acquired within 60 days of July 31, 2009 pursuant to stock options, and (z) 91,789 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 92.9% of the outstanding LCAPB shares; (iii) 4,378,194 LINTA shares (including (w) 376,260 shares held by his wife as to which he disclaims beneficial ownership, (x) 520,200 shares that may be acquired within 60 days of July 31, 2009 pursuant to stock options, (y) 4,848 restricted shares, none of which are vested or will vest within sixty days of July 31, 2009, and (z) 128,500 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding LINTA shares; (iv) 30,579,061 LINTB shares (including (x) 852,358 shares held by his wife as to which he disclaims beneficial ownership, (y) 3,321,351 shares that may be acquired within 60 days of July 31, 2009 pursuant to stock options, and (z) 458,946 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 93.5% of the outstanding LINTB shares; (v) 3,378,724 LMDIA shares (including (w) 301,008 shares held by his wife as to which he disclaims beneficial ownership, (x) 508,629 shares that may be acquired within 60 days of July 31, 2009 pursuant to stock options, (y) 274,658 restricted shares, none of which are vested or will vest within sixty days of July 31, 2009, and (z) 102,800 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding LMDIA shares; and (vi) 24,463,240 LMDIB shares (including (x) 681,884 shares held by his wife as to which he disclaims beneficial ownership, (y) 2,657,080 shares that may be acquired within 60 days of July 31, 2009 pursuant to stock options, and (z) 367,156 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 92.8% of the outstanding LMDIB shares.  The foregoing percentage interests are based on 89,867,563 LCAPA shares, 6,024,724 LCAPB shares, 566,715,847 LINTA shares, 29,393,683 LINTB shares, 495,026,383 LMDIA shares and  23,697,987 LMDIB shares, in each case, outstanding as of July 31, 2009 based on information provided by the Issuer.  Accordingly, based on the shares outstanding as noted above and calculated pursuant to Rule 13d-3 of the Exchange Act, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 34.4% of the voting power with respect to the general election of directors of the Issuer.

(b)      Subject to the terms of the Malone Agreement, Mr. Malone and, to his knowledge, his wife each have the sole power to vote or to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock.  The Trusts hold 25,700 LCAPA shares, 91,789 LCAPB shares, 128,500 LINTA shares, 458,946 LINTB shares, 102,800 LMDIA shares and 367,156 LMDIB shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership.  To Mr. Malone’s knowledge and subject to the terms of the Malone Agreement, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

(c)      From June 15, 2009 through July 27, 2009, Mr. Malone sold in open market transactions through a broker pursuant to a Rule 10b5-1 trading plan adopted by Mr. Malone on June 5, 2009 (the “10b5-1 Plan”), an aggregate of 18,750 LCAPA shares, 75,000 LINTA shares and 56,250 LMDIA shares.  The table below sets forth for each day that Mr. Malone sold shares of Common Stock of the Issuer, the number of shares and the series of Common Stock sold on such day and the per share weighted average sale price, for such sales.

Date of Sale	Series of Common Stock	Number of shares Sold	Per Share Weighted Average Sale Price
06/15/2009	LCAPA	6,250	$14.51
	LINTA	25,000	$5.653
	LMDIA	18,750	$24.142
06/22/2009	LCAPA	3,000	$13.276
	LMDIA	18,750	$25.566
06/25/2009	LCAPA	3,250	$13.197
06/29/2009	LCAPA	6,250	$14.144
	LMDIA	18,750	$26.815
07/15/2009	LINTA	47,500	$5.738
07/16/2009	LINTA	2,500	$5.889

In addition, on July 27 and July 28, 2009, Mr. Malone sold 203,679 and 11,321 LINTA shares, respectively, in open market transactions through a broker pursuant to the 10b5-1 Plan for $6.25 per share.  Also, on June 15, 2009, Mr. Malone disposed of 329 LCAPA shares, 975 LINTA shares and 7,223 LMDIA shares, which shares were held by the Company in connection with the payment of withholding taxes on restricted shares that vested as of June 15, 2009.  The price at which the shares were disposed was equal to the average of the high and low trading prices on June 15, 2009, which was $14.69 for each LCAPA share, $5.68 for each LINTA share and $24.29 for each LMDIA share.

Except as provided in this Amendment and as otherwise reported in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended and supplemented to add the following information: The information contained under Item 4 above is incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

7(a)             Call Agreement dated as of February 9, 1998, between Liberty Media Corporation (as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”) and the Malone Group (incorporated by reference to Exhibit 7(n) to Mr. Malone’s Amendment No. 8 to Schedule 13D filed in respect of TCI).

7(b)            Letter, dated as of March 5, 1999, from TCI and Liberty Media Corporation addressed to Dr. Malone and Leslie Malone (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D filed in respect of AT&T Corp.).

7(c)             Form of Option Agreement between Liberty Media Corporation and Dr. Malone (incorporated by reference to Exhibit 7(e) to Mr. Malone’s Schedule 13D filed in respect of Liberty Media LLC).

7(d)            Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on May 4, 2009 (the “DTVG 8-K”)).

7(e)             Amendment No. 1 to the Voting and Right of First Refusal Agreement, dated as of July 29, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.2 to The DIRECTV Group, Inc. Current Report on Form 8-K, as filed on July 30, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2009
Date
/s/ John C. Malone
John C. Malone

Exhibit Index

Exhibit No.	Description
7(a)

Call Agreement dated as of February 9, 1998, between Liberty Media Corporation (as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”) and the Malone Group (incorporated by reference to Exhibit 7(n) to Mr. Malone’s Amendment No. 8 to Schedule 13D filed in respect of TCI).

7(b)

Letter, dated as of March 5, 1999, from TCI and Liberty Media Corporation addressed to Dr. Malone and Leslie Malone (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D filed in respect of AT&T Corp.).

7(c)	Form of Option Agreement between Liberty Media Corporation and Dr. Malone (incorporated by reference to Exhibit 7(e) to Mr. Malone’s Schedule 13D filed in respect of Liberty Media LLC).

7(d)

Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to the DTVG 8-K).

7(e)

Amendment No. 1 to the Voting and Right of First Refusal Agreement, dated as of July 29, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.2 to The DIRECTV Group, Inc. Current Report on Form 8-K, as filed on July 30, 2009).